Filed by Royal Dutch Petroleum Company

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

Subject Company: Royal Dutch Petroleum Company

Registration Number: 333-125037

Date: May 19, 2005

LEGAL INFORMATION

Holders of ordinary shares of Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) (“Royal Dutch”) are urged to carefully review the registration statement on Form F-4 (including the prospectus) and other documents relating to the Royal Dutch exchange offer (the “Royal Dutch Offer”) that have been or will be filed with, or furnished to, the US Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell plc (“Royal Dutch Shell”) and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Royal Dutch and, as the case may be, the Royal Dutch Offer document and the prospectus which will be filed with, or furnished to, Euronext Amsterdam N.V. and the Dutch Authority for the Financial Markets by Royal Dutch Shell, regarding the Royal Dutch Offer, because each of these documents will contain important information relating to the Royal Dutch Offer. A free copy of these documents filed with the SEC (once filed) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell, Royal Dutch and The “Shell” Transport and Trading Company, p.l.c (“Shell Transport”) can be obtained at the SEC’s website at www.sec.gov. These documents may also be obtained at the Royal Dutch Shell website at www.shell.com/unification free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART INTO ITALY OR JAPAN

The Royal Dutch Offer and the Scheme are not being and will not be made, directly or indirectly, in or into or by the use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any such facilities of a national securities exchange of, Japan, and are not and will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Japan. The Royal Dutch Offer and the Scheme are not being made to residents of Japan or in Japan. This document and other documents related to the Transaction must not be electronically provided to, nor accessed by, residents of Japan or persons who are in Japan. Copies of this document and any other documents related to the Transaction are not being, and must not be, mailed or otherwise distributed or sent to any person or company in or from Japan. Persons receiving this document (including custodians, nominees and trustees) or other documents related to the Transaction must not distribute or send them to any person or company in or from Japan.

The Royal Dutch Offer and the Scheme have not been notified to the Commissione Nazionale per le Società e la Borsa pursuant to applicable Italian securities laws and implementing regulations. Absent such notification, no public offer can be carried out in the Republic of Italy. Consequently, this document and other documents relating to the Transaction have not been, and not cannot be, disclosed to any Italian residents or person or entity in the Republic of Italy and no other form of solicitation has been and can be, carried out in the Republic of Italy. This document and any document relating to the Transaction may not be mailed, distributed, disseminated or otherwise disclosed to any Italian residents or persons or entities in the Republic of Italy.

The Royal Dutch Offer is not to be made in New Zealand and may not be accepted by persons in New Zealand except as set out below. No prospectus has been registered with the New Zealand Registrar of Companies in accordance with the Securities Act 1978 (New Zealand) (the “New Zealand Securities Act”). Accordingly, neither the Royal Dutch Offer Document nor any other offering materials or advertisement in relation to the Royal Dutch Offer may be received by a person in New Zealand nor may Royal Dutch Shell Shares be offered directly or indirectly in New Zealand except in circumstances where there is no contravention of the New Zealand Securities Act (or any statutory modification or re-enactment of, or statutory substitution for, the New Zealand Securities Act).

The distribution of this document in jurisdictions other than The Netherlands, England or the US may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

CAUTIONARY STATEMENTS CONCERNING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the proposed transaction pursuant to which Royal Dutch Shell will become the holding company of Royal Dutch and Shell Transport (the “Transaction”). It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: the failure of the conditions to the Transaction to be satisfied (including the failure of the Royal Dutch general meeting of shareholders to approve the implementation agreement between Royal Dutch Shell, Royal Dutch and Shell Transport and the failure of Shell Transport shareholders to approve the scheme of arrangement of Shell Transport (the “Scheme”)); the costs related to the Transaction; the failure of the Transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell shares; tax treatment of dividends paid to shareholders; the accounting implications of the Transaction and other factors affecting the Royal Dutch/Shell Group’s businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and successful negotiation and consummation of such transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Each forward-looking statement speaks only as of the date of the particular statement. Please refer to the Annual Report on Form 20-F for the year ended 31 December 2004 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Royal Dutch/Shell Group’s businesses. None of Royal Dutch Shell, Royal Dutch, Shell Transport nor any member of the Royal Dutch/Shell Group undertakes any obligation to publicly update or revise any forward-looking statements as a result of new information, future events or other information. In light of these risks, the results of Royal Dutch Shell, Royal Dutch, Shell Transport, the Royal Dutch/Shell Group or the Royal Dutch Shell Group could differ materially from the forward-looking statements contained in this document.

THE FOLLOWING IS AN ENGLISH TRANSLATION ON A JOINT ANNOUNCEMENT
MADE IN FRENCH IN QUEBEC ON MAY 19, 2005.
THE ANNOUNCEMENT AS MADE IN FRENCH FOLLOWS THE TRANSLATION

PUBLIC OFFER BY ROYAL DUTCH SHELL PLC
FOR ALL OUTSTANDING ORDINARY SHARES IN
N.V. KONINKLIJKE NEDERLANDSCHE PETROLEUM MAATSCHAPPIJ
(ROYAL DUTCH PETROLEUM COMPANY)

On October 28, 2004, the Boards of N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company) (‘Royal Dutch’) and The “Shell” Transport and Trading Company, p.l.c. (‘Shell Transport’) announced that they had unanimously agreed, in principle, to propose to shareholders the unification of Royal Dutch and Shell Transport under a single parent company, Royal Dutch Shell plc (‘Royal Dutch Shell’), incorporated in England and Wales and headquartered and resident in the Netherlands for Dutch and UK tax purposes. The proposals will be implemented (i) by way of an exchange offer by Royal Dutch Shell for all issued and outstanding ordinary shares in the share capital of Royal Dutch in accordance with Dutch law (the ‘Royal Dutch Offer’) and (ii) by way of a scheme of arrangement with respect to Shell Transport under section 425 of the Companies Act of England and Wales 1985 (the ‘Transaction’).

Royal Dutch Shell will make the Royal Dutch Offer, subject to the conditions and restrictions described in (i) the offer document dated May 19, 2005 (the ‘Dutch Offer Document’), (ii) the listing particulars dated May 19, 2005 (the ‘Listing Particulars’) and (iii) the US prospectus dated May 19, 2005 constituting part of the Registration Statement on Form F-4 filed with the US Securities and Exchange Commission (the ‘SEC’) under the US Securities Act of 1933 (collectively the ‘US Prospectus’) (together, the ‘Offer Documents’), for all issued and outstanding ordinary shares in the share capital of Royal Dutch, consisting of (i) Royal Dutch ordinary shares in bearer form (‘Royal Dutch Bearer Shares’), (ii) Royal Dutch ordinary shares in registered form registered on the share register kept in The Hague (‘Royal Dutch Hague Registered Shares’) and (iii) Royal Dutch ordinary shares in registered form registered on the share register kept in New York (‘Royal Dutch New York Registered Shares’) (collectively, the ‘Royal Dutch Shares’). The Royal Dutch Board of Management and the Royal Dutch Supervisory Board each unanimously recommend that holders of Royal Dutch Shares accept the Royal Dutch Offer.

The Royal Dutch Offer
Under the terms of the Royal Dutch Offer, holders of Royal Dutch Shares will each receive, respectively:

•	for each Royal Dutch Bearer Share or Royal Dutch Hague Registered Share tendered: 2 class A ordinary shares with a nominal value of €0.07 each in the capital of Royal Dutch Shell (‘“A” Shares’);

•	for each Royal Dutch New York Registered Share tendered: 1 “A” American depositary receipt representing 2 “A” Shares.

Royal Dutch Acceptance Period
The Royal Dutch Offer acceptance period begins on May 20, 2005 and ends, subject to extension, on July 18, 2005, 5 pm New York City time (the ‘Royal Dutch Acceptance Period’).

Acceptance
 (i) Holders of Royal Dutch Bearer Shares
 Holders of Royal Dutch Bearer Shares who hold their Royal Dutch Bearer Shares with a bank or stockbroker should make their acceptance of the Royal Dutch Offer known to ABN AMRO Bank N.V. (‘ABN AMRO’) via their respective bank or stockbroker during the Royal Dutch Offer Acceptance Period. The bank or stockbroker may set an earlier deadline for communication by holders of Royal Dutch Bearer Shares in order to permit the bank or stockbroker to communicate their acceptances to ABN AMRO in a timely manner.

(ii) Holders of Royal Dutch Hague Registered Shares
Holders of Royal Dutch Hague Registered Shares will be sent information by post regarding the Transaction and outlining how such shareholders can make their acceptance known.

(iii) Holders of Royal Dutch New York Registered Shares
Holders of Royal Dutch New York Registered Shares will be sent information by post regarding the Transaction and outlining how such shareholders can make their acceptance known. If holders of New York Registered Shares have any queries, they should contact Georgeson Shareholder Communications Inc. toll-free at 1 877 278-4235.

Availability of Offer Documents
Copies of the Offer Documents in English, and certain documents referred to therein, are available, free of charge, on the Shell website at www.shell.com/unification and, in the case of the US Prospectus and other documents referred to below that are filed with or furnished to the SEC, www.sec.gov. Shareholders may obtain hard copies of the relevant documents, free of charge. Holders of Royal Dutch Bearer Shares and holders of Royal Dutch Hague Registered Shares may request documents by contacting Georgeson Shareholder Communications Inc. toll-free at 1 800 491-3052. Holders of Royal Dutch New York Registered Shares will be sent offer documentation by post.

Holders of Royal Dutch Bearer Shares and holders of Royal Dutch Hague Registered Shares (excluding holders who are located in the US) are advised to review carefully the Dutch Offer Document and the Listing Particulars, including all annexes and documents incorporated by reference therein, as these documents contain important information, and to seek independent advice where appropriate in order to reach a balanced judgment with respect to the tendering of shares in the Royal Dutch Offer.

Holders of Royal Dutch New York Registered Shares (and all holders of Royal Dutch Bearer Shares and Royal Dutch Hague Registered Shares located in the US) will be issued with, and are urged to review carefully, the US Prospectus and other documents relating to the Royal Dutch Offer that have been or will be filed with, or furnished to, the SEC by Royal Dutch Shell and the related solicitation/recommendation statement on Schedule 14D-9 that has been or will be filed with the SEC by Royal Dutch, because each of these documents will contain important information relating to the Royal Dutch Offer.

Restrictions
Receipt of the Offer Documents and any separate documentation regarding the Royal Dutch Offer in jurisdictions other than the Netherlands, England and Canada, and the making of the Royal Dutch Offer in jurisdictions other than the Netherlands, the United States, England and Canada, may be restricted by law and therefore persons into whose possession this advertisement and/or those documents may come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. None of Royal Dutch Shell, Royal Dutch, Shell Transport or any of their advisers assumes any responsibility for any violation by anyone whomsoever.

This advertisement, the Offer Documents and any separate documentation regarding the Royal Dutch Offer must not be distributed in whole or in part into Japan or Italy.

London and The Hague, May 19, 2005

ACTUAL ANNOUNCEMENT

OFFRE PUBLIQUE DE ROYAL DUTCH SHELL plc
VISANT LA TOTALITÉ DES ACTIONS ORDINAIRES EN CIRCULATION DE
N.V. KONINKLIJKE NEDERLANDSCHE PETROLEUM MAATSCHAPPIJ
(ROYAL DUTCH PETROLEUM COMPANY)

Le 28 octobre 2004, les conseils de N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company) (Royal Dutch) et de The “Shell” Transport and Trading Company, p.l.c. (Shell Transport) ont annoncé qu’ils ont unanimement convenu, en principe, de proposer aux actionnaires l’unification de Royal Dutch et de Shell Transport en une seule société mère, appelée Royal Dutch Shell plc (Royal Dutch Shell), constituée en Angleterre et au Pays de Galles et ayant son siège social et résidant aux Pays-Bas pour l’impôt de ce pays et du Royaume-Uni. Les propositions seront mises en œuvre (i) par une offre d’échange de Royal Dutch Shell visant toutes les actions ordinaires émises et en circulation du capital-actions de Royal Dutch conformément à la législation néerlandaise (l’offre visant Royal Dutch) et (ii) par un concordat relatif à Shell Transport en vertu de l’article 425 de la Companies Act of England and Wales 1985 (l’opération).

Royal Dutch Shell présentera l’offre visant Royal Dutch, sous réserve des conditions et restrictions détaillées dans (i) le document d’offre du 19 mai 2005 (le document d’offre Royal Dutch), (ii) le prospectus américain du 19 mai 2005 qui fait partie de la déclaration d’inscription sur formulaire F-4 déposée à la SEC en vertu de la Securities Act of 1933 des États-Unis (le prospectus américain) et (iii) le prospectus américain du 19 mai 2005 faisant partie de la déclaration d’enregistrement sur formulaire F-4 déposée auprès de la Securities and Exchange Commission des États-Unis (la SEC) aux termes de la Securities Act of 1933 des États-Unis (le prospectus américain) (collectivement, les documents d’offre), visant la totalité des actions ordinaires émises et en circulation du capital-actions de Royal Dutch, soit (i) les actions ordinaires au porteur de Royal Dutch (les actions au porteur de Royal Dutch), (ii) les actions ordinaires nominatives de Royal Dutch inscrites au registre des actions tenu à La Haye (les actions de Royal Dutch inscrites à La Haye) et (iii) les actions ordinaires nominatives de Royal Dutch inscrites au registre des actions tenu à New York (les actions de Royal Dutch inscrites à New York) (collectivement, les actions de Royal Dutch). Le conseil de gestion de Royal Dutch et le conseil de surveillance ont, chacun, recommandé à l’unanimité aux porteurs d’actions de Royal Dutch d’accepter l’offre visant Royal Dutch.

L’offre visant Royal Dutch
Aux termes des conditions de l’offre visant Royal Dutch, les porteurs d’actions de Royal Dutch recevront respectivement, chacun :

•	pour chaque action au porteur de Royal Dutch ou action de Royal Dutch inscrite à La Haye déposée : deux actions ordinaires de catégorie A ayant, chacune, une valeur nominale de 0,07 € du capital de Royal Dutch Shell (les actions de catégorie A);

•	pour chaque action de Royal Dutch inscrite à New York déposée : un “A” American depositary receipt représentant deux actions de catégorie A.

Période d’acceptation de l’offre visant Royal Dutch
La période d’acceptation de l’offre visant Royal Dutch débute le 20 mai 2005 et, si elle n’est pas prolongée, se termine le 18 juillet 2005 à 17 h, heure de New York (la période d’acceptation de l’offre visant Royal Dutch).

Acceptation
 (i) Porteurs d’actions au porteur de Royal Dutch
 Les porteurs d’actions au porteur de Royal Dutch qui détiennent celles-ci par l’intermédiaire d’une banque ou d’un courtier en valeurs mobilières doivent faire connaître leur acceptation de l’offre visant Royal Dutch à ABN AMRO Bank N.V. (ABN AMRO), par l’entremise de leur banque ou courtier en valeurs mobilières respectif, au cours de la période d’acceptation de l’offre visant Royal Dutch . La banque ou le courtier en valeurs mobilières peut fixer une échéance plus rapprochée pour la communication de leur acceptation à ABN AMRO en temps voulu

(ii) Porteurs d’actions de Royal Dutch inscrites à La Haye
Les porteurs d’actions de Royal Dutch inscrites à La Haye recevront par la poste les renseignements relatifs à l’opération, expliquant de quelle manière ils peuvent faire connaître leur acceptation

(iii) Porteurs d’actions de Royal Dutch inscrites à New York
Les porteurs d’actions de Royal Dutch inscrites à New York recevront par la poste les renseignements relatifs à l’opération, expliquant de quelle manière ils peuvent faire connaître leur acceptation. Ils peuvent adresser leurs questions, le cas échéant, à Georgeson Shareholder Communications Inc., au numéro sans frais 1 877 278-4235.

Disponibilité des documents d’offre
Des exemplaires des documents d’offre en anglais ainsi que de certains documents qui y sont mentionnés sont disponibles gratuitement sur le site Web de Shell à l’adresse www.shell.com/unification et, dans le cas du prospectus américain et des autres documents mentionnés ci-dessous qui sont déposés auprès de la SEC ou fournis à celle-ci, à l’adresse www.sec.gov. Les actionnaires peuvent également obtenir sans frais des versions papier des documents pertinents. Les porteurs des actions au porteur de Royal Dutch et les porteurs d’actions de Royal Dutch inscrites à La Haye peuvent obtenir des documents en communiquant avec Georgeson Shareholder Communications Inc., au numéro sans frais 1 800 491-3052. Les porteurs d’actions de Royal Dutch inscrites à New York recevront les documents relatifs à l’offre par la poste.

Il est conseillé aux porteurs d’actions au porteur de Royal Dutch et aux porteurs d’actions de Royal Dutch inscrites à La Haye (à l’exclusion des porteurs qui se trouvent aux États-Unis) de lire attentivement le document d’offre Royal Dutch et le prospectus, y compris toutes les annexes et tous les documents qui y sont intégrés par renvoi, étant donné que ces documents contiennent de l’information importante, et d’obtenir un avis indépendant au besoin pour se faire une opinion objective sur le dépôt d’actions dans le cadre de l’offre visant Royal Dutch.

Les porteurs d’actions de Royal Dutch inscrites à New York (et les porteurs d’actions au porteur de Royal Dutch et d’actions de Royal Dutch inscrites à La Haye qui se trouvent aux États-Unis) recevront le prospectus américain et les autres documents relatifs à l’offre visant Royal Dutch qui ont été ou seront déposés auprès de la SEC ou fournis à celle-ci par Royal Dutch Shell ainsi que la déclaration de sollicitation/de recommandation connexe sur annexe 14D-9 qui a été ou sera déposée auprès de la SEC par Royal Dutch, parce que ces documents contiendront tous des renseignements importants ayant trait à l’offre visant Royal Dutch. Il leur est conseillé de les lire attentivement.

Restrictions
La réception des documents d’offre et de documents distincts relatifs à l’offre visant Royal Dutch sur des territoires autres que les Pays-Bas, l’Angleterre et le Canada et la présentation de l’offre visant Royal Dutch sur des territoires autres que les Pays-Bas, les États-Unis, l’Angleterre et le Canada peuvent être restreints en droit et, par conséquent, les personnes entrant en possession de la présente annonce ou de ces documents devraient s’informer de ces restrictions et les respecter. L’omission de respecter ces restrictions pourrait contrevenir aux lois sur les valeurs mobilières du territoire en question. Ni Royal Dutch Shell, ni Royal Dutch, Shell Transport ou leurs conseillers ne sont responsables de ces contraventions par qui que ce soit.

La présente annonce, les documents d’offre et les documents distincts relatifs à l’offre visant Royal Dutch ne doivent pas être distribués en totalité ou en partie au Japon ou en Italie.

Londres et La Haye, le 19 mai 2005.